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                              December 3, 2021

       Errol De Souza
       Executive Chairman
       Bionomics Limited/FI
       200 Greenhill Road
       Eastwood SA 5063
       Australia

                                                        Re: Bionomics Limited/
FI
                                                            Registration
Statement on Form F-1
                                                            Filed November 22,
2021
                                                            File No. 333-261280

       Dear Mr. Souza:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 12, 2021 letter.

       Form F-1 filed November 22, 2021

       Potential Advantages of BNC210 for the Treatment of Anxiety and Stressor-Related Disorders,
       page 114

   1. We note your response to our prior comment 4. By including the table containing the attributes of SSRIs and
benzodiazepines below the text describing BNC210's
                                                        advantageous attributes
on page 115, your disclosure still inappropriately invites direct comparison between
BNC210 and SSRIs and benzodiazepines. Please either remove the table, or include
balancing disclosure that clearly states that no head-to-head trials have compared BNC210 to
these current treatments and that you cannot guarantee that such a trial would produce
these results.
 Errol De Souza
Bionomics Limited/FI
December 3, 2021
Page 2
Legacy Oncology Programs, page 125

2. We note your response to our prior comment 6 and reissue. We understand your response that the combination therapy is material to the Company that its inclusion in the
      Company   s pipeline will be material to an investor   s understanding of
the Company   s
      programs in development. To the extent the combination therapy relating to your memorandum of understanding with EmpathBio is material, the collaboration agreement supporting the development of this product candidate is material and should
      be filed as an exhibit. Additionally, we note your statement that your intention to enter a definitive agreement with EmpathBio depends on the results of the preclinical feasibility studies regarding this product candidate. If the product candidate is not material given its early stage of development, then please remove the references to these product candidates from your pipeline table and your summary. You may continue to include the
      EmpathBio collaboration in the table on page 106.
       You may contact Christie Wong at 202-551-3684 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Christopher Edwards at 202-551-6761 with any other questions.



                                                            Sincerely,
FirstName LastNameErrol De Souza
                                                            Division of
Corporation Finance
Comapany NameBionomics Limited/FI
                                                            Office of Life
Sciences
December 3, 2021 Page 2
cc:       Nathan Ajiashvili, Esq.
FirstName LastName